

October 22, 2012

Via E-Mail
David Karp
Chief Financial Officer
CounterPath Corporation
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia V7X 1M3, Canada

> **Re:** **CounterPath Corporation**
> **Registration Statement on Form S-3**
> **Filed September 17, 2012**
> **File No. 333-183940**

Dear Mr. Karp:

We have reviewed your response and have the following comment. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 11, 2012.

General

1. We note your response letter dated October 12, 2012. However, please tell us why you have included the shares owned by Covington Capital Corporation in computing your public float. It appears that Covington Capital Corporation may be deemed an affiliate under Rule 405 of the Securities Act and should be excluded from your calculations. According to your definitive proxy statement, Covington Capital Corporation beneficially owned 15.7% of the outstanding common stock of the company as of August 1, 2012. It also appears that William Jin, a director of the company, also serves as a senior vice president of Covington Capital Corporation. Please provide further analysis as to why you are eligible to rely on General Instruction I.B.1 to the Form S-3 in registering this transaction on Form S-3.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3453 with any questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc (by e-mail):   Virgil Z. Hlus
Clark Wilson LLP